RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated March 4, 2011

Pricing Supplement Dated March __, 2011 to the
Product Prospectus Supplement ERN-ETF-1 Dated February 16, 2011,
Prospectus Dated January 28, 2011, and
Prospectus Supplement Dated January 28, 2011
$ __________ Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Enhanced Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KS53.  The Notes do not pay interest.  The Notes provide a 200% leveraged positive return if the price of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of [122% - 126%] of the principal amount of the Notes (to be determined on the Pricing Date).  Investors are subject to a one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: March 31, 2011

Maturity Date: September 28, 2012

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 in principal amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers of up to approximately $17.50 per $1,000 in principal amount of the Notes. The price of the Notes also would include a profit of approximately $10.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes.  In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $37.50 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	Energy Select Sector SPDR Fund

Bloomberg Ticker:	XLE

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	March 28, 2011

Issue Date:	March 31, 2011

CUSIP:	78008KS53

Valuation Date:	September 25, 2012

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.     Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
2.     Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0% (that is, the Percentage Change is between 0% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	The closing price per share of the Reference Asset on the Pricing Date.

Final Level:	The closing price per share of the Reference Asset on the Valuation Date.

Leverage Factor:	200%

Maximum Redemption Amount:	[122% - 126%] multiplied by the principal amount (to be determined on the Pricing Date)

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

Maturity Date:	September 28, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately eighteen (18) months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion or all of your principal amount at maturity if there is a percentage decrease in the closing price per share of the Reference Asset from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this terms supplement.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the closing price per share of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Leverage Factor of 200%, a Maximum Redemption Amount of 124% of the principal amount (the midpoint of the Maximum Redemption Amount range of 122% – 126% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5% x 200%) = $1,000 + $100 = $1,100

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,100, a 10% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 47% x 200%) = $1,000 + $940 = $1,940 however, the Maximum Redemption Amount is $1,240

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,240, a 24% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.

	Percentage Change:	-8%

	Payment at Maturity:	$1,000 + ($1,000 x -8%) = $1,000 - $80 = $920

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $920, a -8% return on the Notes.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this terms supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SSgA Funds Management, Inc. (“SSFM”). We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

The Reference Asset is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of ten separate investment portfolios, including the Reference Asset, all of which are offered by the Select Sector SPDR Trust, a registered investment company. The Reference Asset trades on the NYSE Arca under the ticker symbol “XLE.”

Information provided to or filed with the SEC by the Reference Asset under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064641 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR website at http://www.sectorspdr.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector SPDR’s website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of The Energy Select Sector Index (the “Underlying Index”). The Underlying Index measures the performance of the energy sector of the U.S. equity market. The Reference Asset is composed of companies that primarily develop and produce crude oil and natural gas, and provide drilling and other energy-related services. As of March 3, 2011, there were 41 energy companies included in the Reference Asset.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset will invest in all of the securities which comprise the Underlying Index. The Reference Asset will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Holdings Information

The following table summarizes the Reference Asset’s top holdings in individual companies as of March 3, 2011.

Company	Percentage of Total Holdings
Exxon Mobil Corp.	17.61%
Chevron Corp.	12.91%
Schlumberger Ltd.	7.97%
CONOCOPHILLIPS	5.21%
Occidental Petroleum Corp.	4.42%
Apache Corp.	3.31%
Halliburton Co.	3.12%
Anadarko Petroleum Corp.	2.86%
Devon Energy Corp.	2.71%
Marathon Oil Corp.	2.65%

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

The information above was compiled from the Select Sector SPDR website. We make no representation or warranty as to the accuracy of the information included on that website. Information contained in the Select Sector SPDR website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by SSFM. SSFM makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. SSFM has no obligation or liability in connection with the marketing, trading or sale of the Notes.

The Underlying Index

We have derived all information contained in this terms supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) or Standard & Poor’s (“S&P”).

The Underlying Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the following industries: oil, gas and consumable fuels, and energy equipment and services.

The Underlying Index is one of the Select Sector Indices.  The Select Sector Indices are sub-indices of the S&P 500® Index.  Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the ten Select Sector Indices represent all of the companies in the S&P 500® Index.  The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index.  The ten Select Sector Indices seek to represent the S&P 500® Index sectors.  As of March 3, 2011, the Underlying Index represented approximately 13.14% of the S&P 500® Index based on market capitalization of the relevant stocks.

The stocks included in each Select Sector Index are selected by Merrill Lynch acting as Index Compilation Agent, in consultation with Standard & Poor’s (“S&P”), from the companies represented by the S&P 500® Index. S&P acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “SPDR Component Stocks”) is a constituent company of the S&P 500® Index.

•
The ten Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
Merrill Lynch, acting as the Index Compilation Agent, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. Merrill Lynch, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•
S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Indices.

•
Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to certain Internal Revenue Code requirements.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

Merrill Lynch may at any time determine that a SPDR Component Stock which has been assigned to one Select Sector Index has undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that Merrill Lynch notifies S&P that a SPDR Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable.

SPDR Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008, 2009 and 2010 and the period from January 1, 2011 through March 3, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)
1/1/2008	3/31/2008	80.74	62.97	73.80
4/1/2008	6/30/2008	91.42	73.35	88.36
7/1/2008	9/30/2008	90.15	59.13	63.77
10/1/2008	12/31/2008	63.43	38.85	47.84

1/1/2009	3/31/2009	53.18	37.40	42.46
4/1/2009	6/30/2009	54.82	41.48	48.07
7/1/2009	9/30/2009	56.28	43.66	53.92
10/1/2009	12/31/2009	60.56	51.34	57.01

1/1/2010	3/31/2010	60.87	52.68	57.52
4/1/2010	6/30/2010	62.29	49.58	49.68
7/1/2010	9/30/2010	56.75	48.56	56.06
10/1/2010	12/31/2010	68.49	55.68	68.25

1/1/2011	3/3/2011	79.07	67.50	78.84

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Energy Select Sector SPDR Fund, Due September 28, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 31, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.

RBC Capital Markets, LLC